UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                 SCHEDULE 14D-9

                   Solicitation/Recommendation Statement Under
             Section 14(D)(4) Of The Securities Exchange Act Of 1934



                             PrimeSource Corporation
                            (Name of Subject Company)

                             PrimeSource Corporation
                       (Name of Persons Filing Statement)

                     Common Stock, Par Value $0.01 Per Share
                  (Including Associated Stock Purchase Rights)
                         (Title of Class of Securities)

                                    741593107
                      (CUSIP Number of Class of Securities)

                                 Barry Maulding
                                 General Counsel
                             PrimeSource Corporation
                                 355 Treck Drive
                         Seattle, Washington 98188-7603
                                 (206) 394-5582
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications
                    on Behalf of the Person Filing Statement)



                                    Copy to:
                             David E. Beavers, Esq.
                      Stradley, Ronon, Stevens & Young, LLP
                            2600 One Commerce Square
                             Philadelphia, PA 19103
                                 (215) 564-8036

     (X) Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

PRIMESOURCE CORPORATION ANNOUNCES TERMINATION OF
CANOPY JOINT VENTURE


Pennsauken, NJ (September 5, 2001)---PrimeSource Corporation (Nasdaq: PSRC), the leading distributor and digital workflow integrator to the printing and publishing industry, today announced that, in addition to the signing of a definitive merger agreement providing for the acquisition of PrimeSource by Fuji Photo Film U.S.A., Inc. (which was announced jointly by Fuji and PrimeSource on September 4), the Board of Directors also approved the termination of the joint venture known as Canopy, LLC.

This majority-owned subsidiary focused on the sale and servicing of color digital presses. The unwinding of this joint venture will have no effect on the merger agreement with Fuji. There will be a one-time charge in the third quarter arising out of the unwinding of this joint venture, the amount of which is yet to be determined.

PrimeSource provides more than 200,000 line items from 500 manufacturers to over 20,000 customers from locations throughout the United States.

Certain statements in this press release are forward-looking and are subject to a number of factors, including material risks, uncertainties and contingencies, which could cause actual results to differ materially from those set forth in the forward-looking statements. These risks and uncertainties include, but are not limited to, the execution of the definitive merger agreement and, if executed, the successful consummation of the proposed transition and other risks and uncertainties set forth in the Company's Form 10-K and other filings with the Securities and Exchange Commission.

This news release is for informational purposes only. It does not constitute a solicitation/recommendation statement under the rules and regulations of the SEC. PrimeSource urges its shareholders to carefully review its solicitation/recommendation statement when it is filed with the SEC prior to making any decisions with respect to the offer described above as it will contain important information. PrimeSource's shareholders will be able to obtain any such solicitation/recommendation statement for free when it becomes available at the SEC's web site at www.sec.gov and will be mailed to all stockholders free of charge.

Contact:  PrimeSource Corporation
          Bill DeMarco, Vice President & CFO, 856-488-4888